                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                   __________


                                    FORM 8-A

                     FOR REGISTRATION OF CERTAIN CLASSES OF
                 SECURITIES PURSUANT TO SECTION 12(b) OR (g) OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                       Corpus Christi Bancshares, Inc.

--------------------------------------------------------------------------------
           (Exact name of registrant as specified in its charter)


               Texas                                         74-2351663
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(State of incorporation or organization)                   (IRS Employer
                                                           Identification No.)


  2402 Leopard, Corpus Christi, Texas                           78469
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(Address of principal executive offices)                      (Zip Code)


Securities to be registered pursuant to Section 12(b) of the Act:

     Title of each Class                        Name of each exchange on which
     to be so registered                        each class is to be registered
-------------------------------              -----------------------------------

Rights to Purchase Common Stock                      American Stock Exchange
-------------------------------              -----------------------------------


       Securities to be registered pursuant to Section 12(g) of the Act:


                                    None
--------------------------------------------------------------------------------
                              (Title of Class)

                     Index to Exhibits Appears on Page 9





                              Page 1 of 9 pages

ITEM 1.  Description of Registrant's Securities to be Registered

         On October 18, 1995, the Board of Directors of Corpus Christi Bancshares, Inc. (the "Company") declared a dividend distribution of one right (a "Right") for each outstanding share of Common Stock, par value $5.00 per share (the "Common Shares"), of the Company. The distribution is payable on November 3, 1995 (the "Record Date") to the stockholders of record as of the close of business on the Record Date. Each Right entitles the registered holder to purchase from the Company one Common Share at a price of $50.00 (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement, dated as of October 18, 1995 (the "Rights Agreement"), between the Company and Chemical Mellon Shareholder Services, L.L.C., as Rights Agent (the "Rights Agent").

         Until the earliest to occur of the following dates (the earliest of such dates being hereinafter called the "Distribution Date"):

     (i) The close of business on the tenth calendar day (or such later date as may be specified by the Board of Directors) following the first date of public announcement by the Company that a person (other than the Company or a subsidiary or employee benefit or stock ownership plan of the Company), together with its affiliates and associates, has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding Common Shares (any such person being hereinafter called an "Acquiring Person"); provided that any person who or which, at the time of the public announcement by the Company of the declaration by its Board of Directors on October 18, 1995 of the dividend distribution of the Rights, together with all affiliates and associates of such person, was the beneficial owner or had the right to acquire beneficial ownership of 20% or more of the outstanding Common Shares shall not be deemed to have become an Acquiring Person unless and until (a) such person or any affiliate or associate of such person shall become the beneficial owner or acquire the right to obtain beneficial ownership of additional Common Shares following such public announcement or (b) any other person who is the beneficial owner or has the right to obtain beneficial ownership of Common Shares shall thereafter become an affiliate or associate of such person;

     (ii) the close of business on the tenth calendar day (or such later date as may be specified by the Board of Directors) following the commencement of a tender offer or exchange offer by a person (other than the Company or a subsidiary or employee benefit or stock ownership plan of the Company), the consummation of which would result in





                               Page 2 of 9 pages
                 beneficial ownership by such person of 20% or more of the outstanding Common Shares; and

   (iii) the close of business on the tenth calendar day following the first date of public announcement by the Company that (a) a person, together with its affiliates and associates, has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding Common Shares (any such person being hereinafter called an "Adverse Person," and additionally, an "Acquiring Person"); provided that the Company or a subsidiary or employee benefit or stock ownership plan of the Company, certain institutional investors and any person who or which is determined by the Board of Directors not to be an Adverse Person as provided in the Rights Agreement prior to the close of business on such tenth calendar day will not be deemed to be an Adverse Person unless and until such person is determined by the Board of Directors to be an Adverse Person as provided in the Rights Agreement and such person thereafter becomes the beneficial owner of additional Common Shares; and provided further that any person who or which, at the time of the public announcement by the Company of the declaration by its Board of Directors on October 18, 1995 of the dividend distribution of the Rights, together with all affiliates and associates of such person, was the beneficial owner or had the right to acquire beneficial ownership of 20% or more of the outstanding Common Shares shall not be deemed to have become an Adverse Person unless and until (a) such person or any affiliate or associate of such person shall become the beneficial owner or acquire the right to obtain beneficial ownership of additional Common Shares following such public announcement or (b) any other person who is the beneficial owner or has the right to obtain beneficial ownership of Common Shares shall thereafter become an affiliate or associate of such person; and

     (iv) the close of business on the tenth calendar day following the first date of public announcement by the Company that any other Flip-in Event or a Flip-over Event (as such terms are hereinafter defined) has occurred;

                 the Rights will be evidenced, with respect to any of the Common Share certificates outstanding as of the Record Date, by such Common Share certificates.

         The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with the Common Shares. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Share certificates issued after the Record Date upon transfer or new issuance of Common Shares will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption





                               Page 3 of 9 pages
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or expiration of the Rights), the surrender for transfer of any certificates for Common Shares in respect of which Rights have been issued will also constitute the transfer of the Rights associated with the Common Shares represented by such certificates. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (the "Right Certificates") will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

         No Right is exercisable at any time prior to the Distribution Date. The Rights will expire on October 18, 2005 (the "Final Expiration Date") unless earlier redeemed or exchanged by the Company as described below. Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including without limitation the right to vote or to receive dividends.

         The Purchase Price payable, and the number of Common Shares or other securities issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Common Shares, (ii) upon the grant to holders of the Common Shares of certain rights or warrants to subscribe for or purchase Common Shares at a price, or securities convertible into Common Shares with a conversion price, less than the then current market price of the Common Shares or (iii) upon the distribution to holders of the Common Shares of evidences of indebtedness or cash (excluding regular periodic cash dividends), assets, stock (excluding dividends payable in Common Shares) or of subscription rights or warrants (other than those referred to above).

         In the event (a "Flip-in Event") that (i) any person or group of affiliated or associated persons becomes the beneficial owner of 20% or more of the outstanding Common Shares (or if such person or group was the beneficial owner of 20% or more of the outstanding Common Shares at the time of the public announcement by the Company of the declaration by its Board of Directors of the dividend distribution of the Rights, such person or group subsequently acquires additional Common Shares or becomes affiliated or associated with any person or group who or which beneficially owns Common Shares), (ii) the Company publicly announces that any Person has become an Adverse Person, (iii) any Acquiring Person merges into or combines with the Company and the Company is the surviving corporation or any Acquiring Person effects certain other transactions with the Company, as described in the Rights Agreement, or (iv) during such time as there is an Acquiring Person, there shall be any reclassification of securities or recapitalization or reorganization of the Company which has the effect of increasing by; more than 1% the proportionate share of the outstanding shares of any class of equity securities of the Company or any of its subsidiaries beneficially owned by the Acquiring Person, proper provision shall be made so that each





                               Page 4 of 9 pages
holder of a Right, other than Rights that are or were owned beneficially by the Acquiring Person (which, from and after the later of the Distribution Date and the date of the earliest of any such events, will be void), will thereafter have the right to receive, upon exercise thereof at the then current exercise price of the Right, that number of Common Shares (or, under certain circumstances, an economically equivalent security or securities of the Company) having a market value of two times the exercise price of the Right.

         To illustrate the operation of such an adjustment, at a purchase price of $50, assuming the current market price (as determined pursuant to the provisions of the Rights Agreement) per Common Share were $25, each Right not owned beneficially by an Acquiring Person at or after the time of such an occurrence would entitle its holder to purchase (after the Distribution Date) from the Company four Common Shares (having a market value of $100 ) for $50.

         In the event (a "Flip-over Event") that, following the first date of public announcement that a person has become an Acquiring Person, (i) the Company emerges with or into any person and the Company is not the surviving corporation, (ii) any person merges with or into the Company and the Company is the surviving corporation, but its Common Shares are changed or exchanged, or
(iii) 50% or more of the Company's assets or earning power, including without limitation securities creating obligations of the Company, are sold, proper provision shall be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock (or, under certain circumstances, an economically equivalent security or securities) of such other person which at the time of such transaction would have a market value of two times the exercise price of the Right.

         Following the occurrence of any Flip-in Event or Flip-over Event, Rights (other than any Rights which have become void) may be exercised as described above, upon payment of the exercise price or, at the option of the holder thereof, without the payment of the exercise price that would otherwise be payable. If a holder of Rights elects to exercise Rights without the payment of the exercise price that would otherwise be payable, such holder will be entitled to receive upon the exercise of such Rights securities having a market value equal to the exercise price of the Rights. In addition, at any time after the later of the Distribution Date and the first occurrence of a Flip-in Event or Flip- over Event and prior to the acquisition by any person or group of affiliated or associated persons of 50% or more of the outstanding Common Shares, the Board of Directors of the Company may exchange the Rights (other than any Rights which have become void), in whole or in part, at an exchange ratio of one Common Share per Right (subject to adjustment).





                               Page 5 of 9 pages

         With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment in the Purchase Price of at least 1%. The Company is not required to issue fractional Common Shares or other securities issuable upon the exercise of Rights. In lieu of issuing such securities, the Company may make a cash payment, as provided in the Rights Agreement.

         The Company may redeem the Rights in whole, but not in part, at a price of $0.01 per Right (the "Redemption Price"), at any time prior to the close of business on the later of (i) the Distribution Date and (ii) the first date of public announcement that a person has become an Acquiring Person. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

         The Rights Agreement may be amended by the Company without the approval of any holders of Right Certificates including amendments which add other events requiring adjustment to the purchase price payable and the number of Common Shares or other securities issuable upon the exercise of the Rights or which modify procedures relating to the redemption of the Rights, provided that no amendment may be made which decreases the stated Redemption Price or the period of time remaining until the Final Expiration Date or which modifies a time period relating to when the Rights may be redeemed at such time as the Rights are not then redeemable.

         The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Board of Directors, except pursuant to an offer conditioned on a substantial number of Rights being acquired. The Rights should not interfere with any other merger or other business combination approved by the Board of Directors since (subject to the limitations described above) the Rights may be redeemed by the Company at the Redemption Price prior to the time that the Rights would otherwise become exercisable, or if later, the time that a person or group has become an Acquiring Person.

         The Rights Agreement, which includes the form of Right Certificate as an exhibit thereto, and the forms of press release and letter to shareholders announcing the declaration of the dividend distribution of the Rights are attached hereto as exhibits and are incorporated herein by this reference. The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to such exhibits.





                               Page 6 of 9 pages
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ITEM 2.  Exhibits.

         4.1     Form of Right Certificate (Exhibit A to the Rights
                 Agreement filed as Exhibit 4.2 hereto).

         4.2     Rights Agreement.

         4.3 Summary of Rights to Purchase Common Shares (Exhibit B to the Rights Agreement filed as Exhibit 2 hereto).

         4.4     Resolutions authorizing adoption of Rights Agreement.

         99.1    Form of press release dated October 19, 1995.

         99.2    Form of letter to shareholders dated October 19, 1995.





                               Page 7 of 9 pages
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                                   SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                        CORPUS CHRISTI BANCSHARES, INC.


                                        By:  /s/ R. JAY PHILLIPS
                                             -----------------------------------
                                             Name:  R. Jay Phillips
                                             Title: President and Chief
                                             Executive Officer
Dated:  February 15, 1996
        ---------------------





                               Page 8 of 9 pages

                               INDEX TO EXHIBITS

                                                                                     Sequentially
     Exhibit                                                                           Numbered
      Number                                Exhibit                                      Page
     --------                               -------                                  ------------
       4.1         Form of Right Certificate (Exhibit A to the Rights
                   Agreement filed as Exhibit 4.2).

       4.2         Rights Agreement.

       4.3 Summary of Rights to Purchase Common Shares (Exhibit B to the Rights Agreement filed as Exhibit 2 hereto).

       4.4         Resolutions authorizing adoption of Rights Agreement

       99.1        Form of press released dated October 19, 1995.

       99.2        Form of letter to shareholders dated October 19, 1995.





                               Page 9 of 9 pages